UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Zymeworks Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

98985W102

(CUSIP Number of Class of Securities)

Daniel Cookson

All Blue Falcons FZE

Office 2301

23rd Floor API Trio Tower

Al Barsha 1

Dubai, United Arab Emirates

+971555241459

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98985W102	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) All Blue Falcons FZE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,419,498[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,419,498[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,419,498[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%[2]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Represents the sum of (i) 3,139,498 Shares directly beneficially owned by All Blue Falcons FZE as of the date hereof and (ii) 280,000 Shares underlying call options as described below in Item 5 of this Schedule 13D.

[2]	Based on 57,736,293 Shares issued and outstanding as of February 22, 2022, as disclosed in the Annual Report on Form 10-K filed by the Company with the SEC on February 24, 2022 (the “Form 10-K”).

SCHEDULE 13D

CUSIP No. 98985W102	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Edward Llewellen Cookson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,419,498[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,419,498[3]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,419,498[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%§
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

[3]	Represents the sum of (i) 3,139,498 Shares directly beneficially owned by All Blue Falcons FZE as of the date hereof and (ii) 280,000 Shares underlying call options as described below in Item 5 of this Schedule 13D.

§	Based on 57,736,293 Shares issued and outstanding as of February 24, 2022, as disclosed in the Form 10-K.

SCHEDULE 13D

CUSIP No. 98985W102	Page 4 of 8 Pages

SCHEDULE 13D

ITEM 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value (the “Shares”), of Zymeworks Inc. (the “Issuer”), a corporation organized under the laws of the province of British Columbia under the Business Corporations Act (British Columbia). The address of the principal executive offices of the Issuer is Suite 800 – 114 East 4th Avenue, Vancouver, British Columbia, Canada V5T 1G4.

ITEM 2.	Identity and Background

(a)           This Schedule 13D is filed jointly by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	All Blue Falcons FZE, a company organized in the Ras Al Khaimah Economic Zone of the Emirate of Ras Al Khaimah in the United Arab Emirates (“All Blue Falcons”). All Blue Falcons is the direct beneficial owner of 3,419,498 Shares; and

(ii)	Daniel Edward Llewellen Cookson, a United Kingdom citizen. Mr. Cookson is the sole shareholder and a Director of All Blue Falcons. By virtue of his position as a control person of All Blue Falcons, Mr. Cookson may be deemed to beneficially own the 3,419,498 Shares directly held by All Blue Falcons.

Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of the Reporting Persons (collectively, the “Scheduled Persons” and, each, individually, a “Scheduled Person”).

(b)           The address of the principal business office of each of the Reporting Persons is Office 2301, 23rd Floor API Trio Tower, Al Barsha 1, Dubai, United Arab Emirates.

Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c)           The principal business of each of the Reporting Persons is as follows:

(i)       All Blue Falcons is a private investment firm; and

(ii)      Mr. Daniel Cookson is a Director of All Blue Falcons.

Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)           None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            See Item 2(a) for the citizenship of the Reporting Persons. Schedule I hereto sets forth the citizenship of each Scheduled Person.

ITEM 3.	Source and Amount of Funds or Other Consideration

The 3,139,498 Shares beneficially owned in the aggregate by the Reporting Persons and the call options to purchase 280,000 Shares referenced in Item 5 were acquired in open market transactions. The Reporting Persons expended an aggregate of approximately $41,937,653 to acquire the 3,139,498 Shares reported as beneficially owned by them in this Schedule 13D and the call options to purchase 280,000 Shares referenced in Item 5, which purchases were made out of working capital. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the Shares for investment purposes. The Reporting Persons believe that the Shares are undervalued and represent an attractive investment opportunity.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer (the “Board”), price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, from time to time, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other securities or derivative instruments related thereto or selling some or all of their Shares, other securities or derivative instruments, and engaging in hedging or similar transactions with respect to the Shares. In addition, the Reporting Persons (or their affiliates) are considering engaging, and may engage, in communications and discussions with the Issuer, members of the Board and management of the Issuer, other current or prospective shareholders of the Issuer, investment and financing professionals, industry analysts and other interested parties regarding a variety of matters relating to the Issuer, including operations, strategy, plans or prospects, financial performance, corporate governance, management, accounting and other matters. Such communications and discussions may also relate to one or more potential extraordinary corporate transactions involving the Issuer, including a potential change of control, business combination or other strategic transaction involving the Issuer (such as a merger, tender offer, reorganization, sale of a material amount of assets or similar transaction), potential changes to the composition of the Board or management of the Issuer, as well as potential changes to the strategic direction, capitalization, dividend policy or governance documents of the Issuer. The Reporting Persons (or their affiliates) may submit to the Issuer proposals relating to such matters and may take other steps seeking to bring about changes to increase shareholder value. There can be no assurances that any such proposals will be submitted or that any transaction will result from any such discussions or proposals, and the Reporting Persons (or their affiliates) are under no obligation to propose or consummate any transaction.

The Reporting Persons have previously made proposals and engaged in communications and discussions with representatives of the Board and management of the Issuer regarding certain financing alternatives available to the Issuer, including a proposal by the Reporting Persons (and certain of their affiliates) to provide an equity line financing to the Issuer. Certain of these prior proposals, had they been effected or consummated, might have resulted in one or more of the events described in Item 4 of Schedule 13D. None of the prior proposals or any discussions between the Reporting Persons and representatives of the Issuer related to such proposals resulted in any definitive agreements or transactions. All of these prior proposals have been withdrawn by the Reporting Persons (and their affiliates), and none of these proposals constitutes a current or present plan or proposal of the Reporting Persons (or any of their affiliates) with respect to the Issuer.

In addition, the Reporting Persons have previously engaged in communications and discussions with representatives of the Board and management of the Issuer and certain other shareholders of the Issuer regarding matters of corporate governance. In addition, the Reporting Persons previously submitted to the Issuer a shareholder proposal pursuant to Section 188 of the Business Corporations Act (British Columbia) to amend the Articles of the Issuer to eliminate the Issuer’s exiting classified Board structure and reduce the voting threshold for removing directors to a simple majority vote. This shareholder proposal was rejected by the Issuer.

Although the Reporting Persons are considering plans or proposals with respect to their investment in the Issuer that could relate to or result in certain of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, as described above, as of the date of this filing, the Reporting Persons do not have any definitive plans or proposals that relate to or would result in any such matters, except to the extent described herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

All percentages of Shares outstanding contained herein are based on 57,736,293 Shares issued and outstanding as of February 22, 2022, as disclosed in the Annual Report on Form 10-K filed by the Company with the SEC on February 24, 2022.

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 3,419,498 Shares, representing 5.92% of the outstanding Shares. The 3,419,498 Shares equal the sum of (i) 3,139,498 Shares directly beneficially owned by All Blue Falcons as of the date hereof and (ii) 280,000 Shares underlying the call options referenced below in this Item 5. All Blue Falcons may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 3,419,498 Shares, while Mr. Cookson may be deemed to beneficially own all of the 3,419,498 Shares by virtue of his position as a control person of All Blue Falcons.

The call options referenced above are American-style call options to purchase an aggregate of 200,000 Shares at an exercise price of $15.00 per Share and an aggregate of 80,000 Shares at an exercise price of $5.00 per Share. All of these call options expire on December 16, 2022.

(c)           Schedule II hereto sets forth all transactions with respect to the Shares effected by the Reporting Persons in the past 60 days. All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”), with respect to the joint filing of this Schedule 13D and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Act. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

ITEM 7.	Material to be filed as exhibits

99.1          Joint Filing Agreement, dated as of April 22, 2022, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2022

ALL BLUE FALCONS FZE

By:	/s/ Daniel Cookson
Daniel Cookson, Director

/s/ Daniel Cookson
Daniel Cookson